Exhibit 99.3

PRIMECH HOLDINGS LTD.
COMPENSATION COMMITTEE CHARTER

PURPOSES

The purposes of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Primech Holdings Ltd., a Singapore incorporated company (the “Company”), shall be (1) to discharge the Board’s responsibilities related to compensation of the Company’s executive officers and directors, (2) to, when applicable, review and approve the Company’s disclosures related to executive officer and director compensation in its filings with the Securities and Exchange Commission (the “SEC”), (3) to oversee the Company’s incentive compensation and equity-based plans and policies, and (4) to fulfill the other Committee responsibilities noted herein or as otherwise delegated to the Committee by the Board. To further these purposes, in discharging the responsibilities set forth below, the policy of the Committee shall be:

●	to maintain an overall compensation structure designed to attract, retain and motivate management and other employees by providing appropriate levels of risk and reward, assessed on a relative basis at all levels within the Company and in proportion to individual contribution and performance; and

●	to establish appropriate incentives for management to further the Company’s long- term strategic plan and avoid undue emphasis on short-term market value.

For purposes of this Charter, the term “compensation” shall include salary, long-term incentives, equity plans, programs or similar arrangements, annual and other bonuses, performance-based cash incentive plans, perquisites, equity incentives, severance arrangements, change in control related arrangements, retirement benefits, tax gross up provisions and other related benefits and benefit plans, and employee pension and welfare benefit plans.

COMPOSITION

The Committee shall consist of at least two directors, who shall be appointed by the Board and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

Each member of the Committee shall satisfy the independence requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the Nasdaq Stock Market (“Nasdaq”).

At least two members of the Committee shall satisfy the “non-employee director” standard within the meaning of Rule 16b-3 promulgated under the Exchange Act.

MEETINGS

The Committee shall hold such regular or special meetings as its members deem necessary or appropriate. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate.

The Committee may invite such members of management to its meetings as it deems appropriate. However, the Committee shall meet regularly without management present, and in all cases the CEO and any other such officers shall not be present at meetings at which their compensation or performance is discussed or determined.

The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board as described in the Company’s memorandum and articles of association, as amended from time to time.

The Board shall designate a member of the Committee as the chairperson. The chairperson (or his or her designee) shall preside at all meetings of the Committee.

AUTHORITY

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a compensation consultant as necessary to assist with the execution of its duties and responsibilities set forth in this Charter. The Committee shall set the compensation, and oversee the work, of the compensation consultant. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside legal counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its compensation consultants, outside legal counsel and any other advisors. Notwithstanding the foregoing, the Committee shall not be required to implement or act consistently with the advice or recommendations of its compensation consultants, legal counsel or other advisors, and the authority granted in this Charter shall not affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties hereunder.

The Committee shall have full access to all books, records, facilities, and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge the responsibilities hereunder.

The approval of this Charter shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

RESPONSIBILITIES

The Committee shall have the authority and responsibilities set forth below; provided, however, that the Committee may supplement or deviate from such activities as appropriate under the circumstances (except as otherwise required by applicable laws or rules). The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion (except as otherwise required by applicable laws or rules). For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Committee is authorized to approve equity or incentive-based awards (with or without ratification of the Board) as may be required to comply with the Internal Revenue Code of 1986, as amended, or other applicable tax laws.

1. OVERALL COMPENSATION RESPONSIBILITY. To oversee the overall compensation strategy and policies for the Company, by (among other things):

(a) reviewing and approving (or, if deemed appropriate, making recommendations to the Board regarding) corporate performance goals and objectives, which shall support and reinforce the Company’s long-term strategic goals, relevant to the compensation of the Company’s executive officers;

(b) evaluating and approving (or, if deemed appropriate, making recommendations to the Board regarding) the compensation plans and programs advisable for the Company, as well as the modification or termination of existing plans and programs;

(c) reviewing the Company’s compensation policies and practices for all employees regarding risk-taking incentives and risk management policies and practices;

(d) establishing policies with respect to equity compensation arrangements, with the objective of appropriately balancing the perceived value of equity compensation and the dilutive and other costs of equity compensation to the Company;

(e) establishing policies for allocating between long-term and currently paid compensation, between cash and non-cash compensation and the factors used in deciding between the various forms of compensation;

(f) reviewing regional and industry-wide compensation practices and trends to assess the propriety, adequacy and competitiveness of the Company’s executive compensation programs among comparable companies in the Company’s industry; provided, however, that the Committee shall exercise independent judgment in determining the appropriate levels and types of compensation to be paid; and

(g) evaluating the efficacy of the Company’s compensation policy and strategy in achieving expected benefits to the Company and otherwise furthering the Committee’s policies.

2. CEO COM PENSATION.

(a) To review and approve (or, if deemed appropriate, recommend to the Board for approval) annually the individual and corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer (the “CEO”); to evaluate at least annually the CEO’s performance in light of those goals and objectives; and to determine and approve the CEO’s compensation level based on this evaluation, taking into account, among other things: (i) the CEO’s performance in (1) fostering a corporate culture that promotes the highest levels of integrity and the highest ethical standards, (2) developing and executing the Company’s long-term strategic plan and (3) conducting the business of the Company in a manner appropriate to enhance long-term shareholder value; (ii) the policies of the Committee; and (iii) the results of the most recent shareholder advisory vote on executive compensation required by Section 14A of the Exchange Act (“Say on Pay Vote”), if applicable.

(b) In determining (or making recommendations to the Board for determining) the long-term incentive component of the CEO’s compensation, the Committee shall consider the Company’s performance and relative shareholder return, the value of similar incentive awards given to chief executive officers of comparable companies, the awards given to the CEO in past years, other elements of the CEO’s compensation, including total compensation, and such other criteria as the Committee deems advisable.

(c) The CEO may not be present at any meeting of the Committee meeting during which his or her compensation is deliberated upon.

3. NON-CEO EXECUTIVE OFFICER COMPENSATION. To periodically review and approve (or, if deemed appropriate, recommend to the Board for approval) the individual and corporate goals and objectives relevant to the compensation of the Company’s other executive officers (as defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder); and to determine and approve the compensation level of each such executive officer, taking into account, among other things: (a) such executive officer’s performance in light of those goals and objectives; (b) the policies of the Committee; and (c) the results of the most recent Say on Pay Vote, if applicable.

4. EMPLOYMENT AGREEMENTS. To review and approve (or, if deemed appropriate, recommend to the Board for approval) the adoption, amendment and termination of any employment agreements and any severance, change in control or other compensatory arrangements (including, without limitation, any material perquisites and any other form of compensation) for the CEO and other executive officers.

5. OTHER COMPENSATION PLANS. To review and approve (or, if deemed appropriate, recommend to the Board for approval) the adoption, amendment and termination of the Company’s incentive compensation and equity-based plans, and where appropriate or required, to recommend the adoption, amendment and termination of such plans to the shareholders of the Company for approval. In connection with the foregoing, the Committee shall consider the results of the most recent Say on Pay Vote, if applicable. The Committee shall have full power and authority to administer the Company’s incentive compensation and equity- based plans, establish guidelines, interpret plan documents, select participants, approve grants and awards, and exercise such other power and authority as may be permitted or required under such plans.

6. DIRECTOR COMPENSATION. At least annually, to review and recommend to the Board for approval the type and amount of compensation to be paid or awarded to the Company’s non-employee directors, including consulting, retainer, Board meeting, committee and committee chairperson fees and equity-based awards, as well as any changes considered appropriate.

7. COMMITTEE REPORT AND PUBLIC FILINGS. If applicable, to review and discuss with management the Company’s Compensation Discussion and Analysis (the “CD&A”) and recommend that the CD&A be included in the Company’s annual report on Form 20-F and proxy statement; to produce the compensation committee report on executive compensation required to be included in such filings and to review the disclosures regarding executive officer and director compensation and other matters related to the Committee’s activities to be included in the Company’s filings with the SEC.

8. SAY ON PAY AND OTHER COMPENSATION-RELATED SHAREHOLDER PROPOSALS. If applicable, to review and recommend to the Board for approval the frequency with which the Company will conduct Say on Pay Votes, taking into account the results of the most recent shareholder advisory vote on frequency of Say on Pay Votes required by Section 14A of the Exchange Act, and to review and approve the proposals regarding the Say on Pay Vote and the frequency of the Say on Pay Vote to be included in the Company’s proxy statement; and to review other compensation-related shareholder proposals, whether required or otherwise, made for consideration at a shareholders’ meeting, and make recommendations to the Board as appropriate; provided that any such proposal was made in accordance with the Company’s memorandum and articles of association, as amended from time to time, and applicable law.

9. OUTSIDE ADVISORS. Prior to selecting any compensation consultant, legal counsel or other advisor with respect to compensation matters, the Committee shall review, discuss and consider the independence of such compensation consultant, legal counsel or other advisor as required by SEC rules and regulations promulgated under Section 10C of the Exchange Act, as well as any other factors identified by applicable Nasdaq listing standards. For the avoidance of doubt, the Committee may retain, or receive advice from, any compensation consultant, legal counsel or other advisor the Committee prefers, including advisors that are determined not to be independent, after considering the specified factors in such rules, regulations and listing standards (unless otherwise stated therein). In addition, the Committee shall review and consider any conflicts of interest raised by the work of any compensation consultant in accordance with Item 407(e)(3)(iv) of Regulation S-K.

10. STOCK OWNERSHIP GUIDELINES. To recommend to the Board for approval stock ownership guidelines for the Company’s executive officers and non-employee directors, as appropriate, and monitor compliance with such guidelines.

11. COMMITTEE EVALUATION AND CHARTER REVIEW. To conduct an annual evaluation of the performance of the Committee, and to review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

12. GENERAL AUTHORITY. To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

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